SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:        74345W 10 8

1.	NAMES OF REPORTING PERSONS. Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,045,179

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 883,349

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,179 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0005 per share (“Common Stock”), of ProPhase Labs, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 621 North Shady Retreat Road, Doylestown, PA 18901.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Ted Karkus (the “Reporting Person”).  The address of the Reporting Person is 621 North Shady Retreat Road, Doylestown, PA 18901.  The Reporting Person is a United States citizen.  The Reporting Person is currently the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the shares of Common Stock as beneficially owned by the Reporting Person with personal funds or as equity based compensation from the Issuer.  At the time the Reporting Person was installed as Chairman of the Issuer in June 2009, the Reporting Person beneficially owned 620,850 shares of Common Stock which he had obtained as a private investor in open market transactions. The Reporting Person has continued to beneficially own such shares.  On April 21, 2011, the Reporting Person was granted by the Issuer under its Amended and Restated 2010 Equity Compensation Plan (a) 133,928 shares with respect to the Reporting Person’s 2010 executive bonus, (b) 128,571 shares resulting from the Reporting Person’s conversion of $144,000 in deferred compensation owed to the Reporting Person, and (c) 161,830 restricted shares pursuant to the terms of the Reporting Person’s employment agreement, dated August 19, 2009, as amended April 21, 2011. Such 161,830 restricted shares will vest in two equal installments on October 31, 2011 and June 30, 2012 and the Reporting Person has voting power with respect to such shares prior to the respective vesting dates.

Item 4.	Purpose of Transaction.

As provided above, the Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.  As such, he participates in the planning and decision-making of the Board of Directors, and the management of the Issuer.  By virtue of his positions with the Issuer and his stock ownership, he may be deemed to control the Issuer.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer. The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Issuer (through options, warrants, or otherwise), or to sell some or all of his Common Stock in the open market, in private transactions, or otherwise. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

 (a)-(b)    Based on 15,216,816 shares of Common Stock outstanding as of April 27, 2011, the Reporting Person may be deemed to beneficially own 1,045,179 shares of Common Stock.  Such ownership represents 6.87% of the issued and outstanding shares of the Issuer. The Reporting Person has (i) sole power to vote 1,045,179 shares of Common Stock and (ii) sole power to dispose of 883,349 shares of Common Stock.  Such amount does not include options to purchase 600,000 shares of Common Stock that have not vested and therefore are not exercisable within 60 days of the date hereof.

(c)           Other than the Issuer’s grant of shares of Common Stock on April 21, 2011 to the Reporting Person, as reported in Item 3, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person.

(d)-(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2011

By:           /s/ Ted Karkus